PROSPECTUS SUPPLEMENT NO. 37 (To Prospectus dated July 11, 2011)	Filed pursuant to Rule 424(b)(3) Registration No. 333-164935

Portage Biotech Inc.

46,472,500 Shares of Common Stock
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This prospectus supplement updates and supplements the prospectus dated July 11, 2011, relating to the resale of up to 46,472,500 shares of our common stock by certain selling stockholders.

This prospectus supplement contains updated information relating to a news release announcing that Portage Biotech Inc.’s wholly owned operating subsidiary, Portage Pharmaceuticals Ltd., has formed a Scientific Advisory Board; on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on November 12, 2013.

You should read this prospectus supplement in conjunction with the prospectus dated July 11, 2011, including any supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus and any supplements thereto, except to the extent the information in this prospectus supplement supersedes the information contained in the prospectus and any supplements thereto.

Our common stock is quoted on the Over-the-Counter (OTC) Bulletin Board under the symbol “PTGEF” and on the Canadian National Stock Exchange (CNSX) under the symbol "PBT.U".

The high and low bid prices for our common stock on the OTC Bulletin Board on November 12, 2013 were US$0.25 and US$0.23 per share respectively. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

Investing in our common shares involves a high degree of risk.  See “Risk Factors” beginning on page 7 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense.

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Prospectus Supplement dated November 13, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013
Commission File Number 0-30314

PORTAGE BIOTECH INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

BONTAN CORPORATION INC.
(Former name, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

PORTAGE APPOINTS SCIENTIFIC ADVISORY BOARD

Toronto, Ontario, November 12, 2013 – Portage Biotech Inc. (“the Company”) (OTCBB: PTGEF, CNSX: PBT.U), (“Portage”) is pleased to announce that its wholly owned operating subsidiary, Portage Pharmaceuticals Ltd. (“PPL”) has formed a Scientific Advisory Board (“SAB”) to provide guidance and expertise as Portage develops proprietary biologically active peptides that utilize its licensed Antennapedia cell-permeable peptide technology that enables delivery to intracellular and intranuclear targets.

Founding members of the SAB include the following:

Dr. Burt Adelman - Dr. Burt Adelman is presently Executive Vice President Research and Development and Chief Medical Officer at Dyax, Inc. and a senior advisor to Eleven Biotherapeutics. He received his M.D. degree from Cornell University Medical College in 1976. Dr. Adelman served as House Officer and Medical Resident at the Peter Bent Brigham Hospital (now the Brigham and Women’s Hospital) and Harvard Medical School from 1976 through 1978. He completed his haematology fellowship at the Brigham in 1981. Dr. Adelman holds boards in internal medicine and haematology. Dr. Adelman’s experience and expertise in drug development spans from discovery to development to commercial promotion and includes biologics and small molecules. Dr. Adelman is also a Visiting Scholar at the MIT Center for Biologic Innovation and a member of the Corporation of Partners Healthcare.

Dr. Michael Caplan - Michael J. Caplan is the C.N.H. Long Professor and Chair of the Department of Cellular and Molecular Physiology and Professor of Cell Biology at the Yale University School of Medicine. He earned his undergraduate degree from Harvard University in 1980 and his M.D. and Ph.D. degrees from Yale University in 1987. His scientific work focuses on understanding the ways in which kidney cells generate and maintain their unique structures.

Dr. Sankar Ghosh – Sankar Ghosh, Ph.D., is the Silverstein and Hutt Family Professor of Microbiology and Chairman of the Department of Microbiology and Immunology at Columbia University in New York City. Dr. Ghosh received his Ph.D. in Molecular Biology from the Albert Einstein College of Medicine in 1988. Dr. Ghosh began his independent research career at Yale University School of Medicine in 1991, and was a Professor in the Departments of Immunobiology and Molecular Biophysics & Biochemistry, before arriving at Columbia in December 2008. Dr. Ghosh continues to be best known for his work on NF-kB. Because NF-kB plays an important role in regulating the expression of a number of genes involved in inflammation and the immune responses, his research has implications for the treatment of arthritis, colitis, dermatitis, asthma, and other inflammatory diseases, as well as diseases such as cancer and muscular dystrophy. He has published more than 150 articles.

“We are very pleased to welcome these three scientists to our SAB,” said Dr. Bruce Littman, Chief Executive Officer of PPL. “Their track records of success in their respective fields are exemplary and reflect their status as world-class biotech scientists. Their addition to the leadership of PPL greatly expands our knowledge of the progress and direction of biological science and biotechnology that are relevant to our company’s goals and will help guide the direction of PPL’s drug development programs.”

“PPL has assembled an exceptional team of scientific and biotech leaders”, said Dr. Burt Adelman, a member of the Scientific Advisory Board. “Their cell permeable peptide platform and ideas for using this to discover and develop important new biological medicines for many patients with medical conditions that currently lack adequate treatment is exciting and important. I am pleased to join PPL’s scientific advisory board and look forward to guiding the company as it pursues its important mission.”

The Scientific Advisory Board held its first meeting in Stonington, CT on November 11th to review and advise the Company's management and Board of Directors on scientific strategies and to provide input and critique on the Company's research and development activities. The SAB is a proactive group that will assist management in making clinically and scientifically relevant decisions going forward on a regular basis.

About Portage:

Portage is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs and orphan drugs. Following proof of concept, Portage will look to sell or license the products to large pharmaceutical companies for further development and commercialization.

Portage through its subsidiary holds an exclusive worldwide licence in non-oncology fields and the know-how relating to the Antennapedia protein transduction technology developed by Trojantec. Antennapedia (“Antp”), is an unusual protein that allows for the delivery of drugs into a cell and even into the nucleus which is often the desired site of action. This protein coupled with a drug may even cross the blood brain barrier. Portage is developing a research pipeline of Antp-based drug candidates and evaluating their function and potential as new therapeutic agents for a variety of non-oncology indications.

Portage management is looking to in license additional products to add to its portfolio.

For further information, contact Greg Bailey, the Chairman at gb@portagebiotech.com or Kam Shah, Chief Financial Officer, at (416) 929-1806.or ks@portagebiotech.com

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. Any such statements reflect Portage's current views and assumptions about future events and financial performance. Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 12, 2013

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer